Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603
The following transcript is being provided and posted on the www.C-A-M.com website.

CAMERON
Third Quarter Earnings Release
November 3, 2009
8:30 a.m. ET

Operator:  Greetings, ladies and gentlemen, and welcome to the Cameron Third Quarter Earnings Release.
At this time, all participants are in a listen-only mode.
A brief question and answer session will follow the formal presentation.
If anyone should require operator assistance during the conference, please press star-zero on your telephone keypad.
As a reminder, this conference is being recorded.
It is now my pleasure to introduce your host, Mr. Scott Amann, Vice President, Investor Relation, for Cameron.
Thank you, Mr. Amann.  You may begin.
Mr. Scott Amann:  Good morning, and thank you for joining us today.
This morning you'll hear from Jack Moore, President and Chief Executive Officer of Cameron, and Chuck Sledge, Senior Vice President and Chief Financial Officer.  Jack and Chuck will offer some commentary on the results for the quarter and will then take time to field your questions.
In accordance with the Safe Harbor provisions of the securities laws, we caution you that some of the statements made on this call may be forward-looking in nature and, as such, are subject to various factors not under the control of the Company.  For a more complete description of these factors and the related risks and uncertainties, please refer to Cameron's Annual Report on Form 10-K, the Company's most recent Form 10-Q, and the associated news release.
With that, I will now turn things over to Jack.
Mr. Jack Moore:  Thank you, Scott.
Q3 earnings for Cameron were 56 cents a share, which included two cents for restructuring costs.  Revenues for the quarter were just over $1.2 billion, slightly below last quarter and 18 percent below the prior year quarter, primarily due to short cycle businesses.
The most significant story for Cameron in Q3 is bookings.  Each of our three operating groups reported sequential bookings growth in Q3.  In fact, eight of our 11 business units realized increased sequential order flows in the quarter.
I am pleased with all of our business units and their ability to focus on markets and customers in this environment.  Maintaining that focus while addressing cost, including downsizing operations, is a real testament to the quality of the people on our team.

Total bookings for the quarter finished at over 1.3 billion, an increase of 440 million from Q2, which resulted in an ending backlog of over 5.1 billion, which is an increase of 100 million sequentially.  Our Drilling and Production Systems group signed a multi-year frame agreement with Petrobras.  As part of this agreement, we booked the first 111 trees, or about 80 percent of the total package, in the third quarter.  We expect the remainder of the order over the next 12 to 24 months.
We also saw increased orders in our Surface Systems and Petreco, Cameron's Process Systems business, as well.  Petreco booked its largest order ever with the award of a project for multi-phase pumping systems offshore Mexico.  This project is directed at boosting flow rates of crude production in existing fields, and could be just the first of several more to come in the future.  I have no doubt that, when NATCO is combined with this business, that many more opportunities like this one will be developed for both onshore, offshore and subsea applications.
While on the topic of NATCO, NATCO's shareholders are scheduled to approve the transaction at a special meeting on November 18th.  Once this is confirmed, we hope to complete the transaction as soon as possible, perhaps the same day.  As I have said before, we are very excited about adding the people, technologies and overall capabilities of NATCO, and, together with Cameron, we'll have the combined capability to offer more advanced technology and global reach to meet the present and future needs of our customers.
Another pleasant surprise was that our Surface Systems orders grew by 30 percent sequentially in Q3.  Results from a lot of focus that we have placed with our US shale gas initiatives in both the Haynesville and Marcellus are paying off.  Plus, we've seen some decent recovery in both the Rockies, as well as project orders in Europe and Africa.
Our drilling orders were essentially flat with Q2 of '09.  We did, however, book one stack in the quarter for Sevan, had no cancellations, and our aftermarket bookings continue to improve over sequential quarters.
Our Valve & Measurement group also saw sequential bookings in Q3 versus Q2, driven by a 60 percent increase in our Engineered Valve business.  This is due to the receipt of several large project awards in both China and Russia that we have been tracking for most of the year.
Process Valves also saw its best bookings quarter for the year in Q3, with a big shift to international orders.  This is where we secured a large order for Gazprom.  These guys have been very successful with expanding their market penetration, and we will see more success in the future.  We've also realized some additional benefit in our Process Aftermarket orders from the integration of a recent acquisition in Australia.
The biggest change, but with the smallest number, was in our Distributed Value business.  Bookings improved by 10 percent. The main fact here is that they improved versus Q1 and Q2.  This positive turn is the result of a lot of hard work on the part of this team to go out and expand their markets.
Compression orders grew sequentially by 18 million in Q3.  This was led by our Centrifugal business, where we booked a substantial project in India for 11 centrifugal gas compressors for various ONGC facilities.
I've said this on a number of occasions that our Compression team continues to reinvent themselves in this very limited market environment.  In years past, having total bookings of 370 million through three quarters would have been a good year.  Today, in this market, this number's exception, though I know that the folks that are running this business are still not satisfied.
Chuck will walk you through the margin story in a few minutes, but I would note that we continue to benefit from a combination of solid execution and cost focus, and overall EBITDA margins for Cameron for the quarter came in at 18.5 percent.  And like last quarter, our Drilling, Subsea, Engineered Valves and Process Valves led the way.
But, let me walk you through our outlook for the business before I turn it over to Chuck.  Our short cycle business is predominantly focused on North America.  We have definitely seen a bottom with several of our business units, specifically Surface and Distributed.
Recent activity suggests the shale gas plays will provide new growth opportunities for those focused in this market.  And as I stated earlier, Cameron's initiatives in this area over the past year are now bearing results.
But, with lots of concern still surrounding a sustainable US economy recovery and its impact on demand for gas, and thereby its price, you have to somewhat be concerned about the fragile--how fragile the recovery will be.  As for other parts of the world, we expect to see near-term short-cycle market opportunities in Europe and the Middle East, but expect Asia to continue to be slow.

Several large pipeline valve orders for the quarter were finally realized, but we have more on the radar that have yet to be awarded.  As we have said in previous quarters, none of these projects have been canceled, just deferred.  We expect Gorgon and Kearl to come through in the near future, and we expect to see awards for projects in Indonesia and Papua New Guinea, as well.
We also see the benefit of global stimulus activity supporting demand for our Process Valve markets.  Airports and gas processing and receiving terminals have been the target of these recent awards.  And as I mentioned earlier, our Compression business is seeing the benefit of expanding gas processing infrastructure in India, as well as China.
As for deep water, we continue to see timing of major projects extended.  However, so much is in the queue that we seem to keep adding more projects to the list with relatively few falling off, and none as a result of cancellations.  We believe it will take time for customers to develop conviction about oil prices.
One of the foundations for that conviction will be demand recovery, and we feel that is getting closer.  Will it be six, 18 months before a change in attitude occurs?  It will not be the same for everyone, but the fact is, all of our major customers, both international oil companies and national oil companies, have a lot of prospects that will require subsea hardware.
Our current thinking is that, in Q4, Petrobras should award lot two of their frame agreement trees, and we would expect that Chevron will award their Jack St. Malo project for the Gulf of Mexico.  Brazil will continue to play a major role across most all of Cameron's business units.
It is not only a subsea story for Cameron.  Drilling, Surface, Processing, Valves and Compression will all have opportunities to service both Petrobras, the international oil companies, and local contractors as this market expands.
Our total year guidance reflects some of the uncertainty with respect to today's price environment.  Meanwhile, reductions in supply chain costs are running their course, and some customers understand this.  However, we continue to experience pricing pressure from competitors.
Given all of these dynamics, I know that our 16,000-plus employees at Cameron prepared for these challenges by focusing on their cost, their cycles, and their customers.
Now, we'll turn it over to Chuck Sledge to discuss the financials.
Mr. Chuck Sledge:  Thanks, Jack.
Cameron continues to execute well on delivering our backlog and on our cost control efforts in this down cycle.  Operationally, we delivered 58 cents per share versus our original expectation of 50 to 55 cents.
The good news is it's a repeat of the story of the second quarter margins.  As Jack mentioned, we've been able to reduce our costs faster than the pricing pressures in the market has affected us.
We thought we would see some negative pressure on margins this quarter, and that just didn't materialize to the extent we thought it would.  We do expect to see margin slippage, but the magnitude and timing of the deterioration is somewhat uncertain.
As Jack mentioned, we experienced an 18 percent decline in revenue sequentially, driven primarily by our shorter cycle businesses, particularly our Surface and Distributed Valve businesses.  As you saw in our release, we did incur two cents of restructuring cost and NATCO deal cost during the quarter.  You should continue to--you should expect to continue to see us restructuring our business during the fourth quarter to ensure our cost structure is in line with current market conditions.
Our tax rate for the quarter continued to trend down as we make additional progress in maximizing our international tax-saving opportunities.
Cash flow from operations was $184 million year-to-date, which is behind last year's level for two reasons.  First, we built inventory in our project-related businesses to support future deliveries.  Secondly, we've experienced a reduction in cash advances as a result of the delay in large project awards the industry has experienced this year.
The good news is that the project-related inventory build should result in higher Subsea project-related revenues in 2010.  Additionally, as the build in inventory has moderated, we should continue to see improved cash flow generation in the fourth quarter.
We continue to invest in our business to ensure we maintain our position as a low-cost producers--producer in the market we participate in.  As a result, our CapEx forecast for the year is now 240 million.
As a reminder, we did not buy back any stock during the quarter, as we're restricted from doing so until NATCO closes.  Once we get this behind us, our share buyback will return to the menu as a potential use of our cash.

Turning to backlog for a moment, we did not have many cancellations during the quarter, in fact only 16 million.  We currently have 178 million of backlog associated with drilling projects that do not have ultimate operator contracts.  Now, this is actually down from 337 million last quarter, so the risk associated with the--this part of the backlog continues to decrease.
Our guidance for the fourth quarter is 49 to 53 cents per share, which translates into full-year guidance of 226 to 230, up from the previous guidance of 215 to 225.  And obviously, these are excluding any unusual charges.
Our D&A is currently tracking at 145 million, and the share count embedded in our guidance is 222 million shares.
Scott, let's open it up for questions.
Mr. Scott Amann:  Everett, let's go ahead with Q&A, please.
Operator:  Thank you, sir.
Ladies and gentlemen, at this time, we will be conducting a question and answer session.
If you'd like to ask a question, please press star-one on your telephone keypad at this time.
The confirmation tone will indicate your line is in the question queue.
You may press star-two if you would like to remove your question from the queue.
And for participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.
Our first question comes from the line of Jim Crandell with Barclays Capital.  Please proceed with your question.
Mr. Jim Crandell:  Morning, guys.
Mr. Jack Moore:  Morning, Jim.
Mr. Chuck Sledge:  Morning, Jim.
Mr. Jim Crandell:  First question I have is on the Subsea area.
Jack, if you look at the outlook for Subsea orders now, do you see the projects that you originally thought that might happen in late '09 or the first half '010 pushed out till much later, as well, so the whole--everything sort of moves to the right, or is it just that the project that you thought would happen in '09 had been pushed out?
Mr. Jack Moore:  Jim, if it would have been at the first of the year, I'd have said--based on what we saw at the beginning of '09, I would have said yes.  We've seen projects move to the right.
Nothing really surprises me where we're at today.  You know, we continue to see most every major project shift to the right, given just the amount of uncertainty around, you know, the stability of price, and some of it's not just price.  Some of it's just partners and politics.
So, really, you know, it's hard to say in this environment whether moving them to the right is a function of the current environment or just the state of big projects.  We see all of them move to the right, more so now, I guess, in this environment than we have in the past.
So, yeah.  We've--we have far less projects in '09.  I think if you look at the current Quest numbers, you know, they're predicting 400 trees for '09 plus or minus, you know, what happens with Petrobras here on the next lot.  That's probably a lower number than we all thought it would be going into this year, but not surprising where we sit today.
Mr. Jim Crandell:  Do you think that the awards that are taking place, Jack, are becoming more price competitive?
Mr. Jack Moore:  I would say, just based on some of the feedback we've gotten, a recent project in the North Sea would suggest that.
Mr. Jim Crandell:  Okay.
And couple of questions about just specific fields.  Where do you stand now on the next phase of Block 31?  Do you think that will be an order during 2010?
And how about the--you mentioned the large tenders in Brazil.  How about the pre-salt fields in Brazil?
Mr. Jack Moore:  As far as Block 31, the next phase, as I stated in the last call, we're working closely with BP looking at the next developments in terms of, you know, how do we work with them to take cost out of these projects.
I think given, again, their outlook on price being maybe a little less bullish than maybe they were a year ago, year and a half ago, my guess is that we'll see--you know, we may see something at the end of '010, but probably most likely it's a 2011 event.  I think it just kind of depends on how the--their outlook over the next six months goes.

As far as the 40 sub-salt trees, pre-salt trees that are being tendered currently, that tender goes in next week.  And, you know, it's a--12 trees for one field, 18 for another.  There's three bidders.  My guess it it'll be some time in the first quarter, first half of '010 before we find out who wins those.
Mr. Chuck Sledge:  Twelve and--.
Mr. Jim Crandell:  --You think it'll be two winners?
Mr. Jack Moore:  I'm sorry, 22 and 18.
I'm sorry?
Mr. Jim Crandell:  Do you think there'll be two winners?
Mr. Jack Moore:  There could be.  Probably most likely I think there will be.  However, there is an option for one of the three bidders to bid on all 40 trees if they so elect to do so.
Mr. Jim Crandell:  Okay.
And last thing, Jack, you, I think, characterized the subsea tree outlook that there's a lot of projects that are entering the backlog and not many falling out.  If you look at Quest's forecast from 2010 to 2013, they have us up in the 800, 900-plus area for trees of 2012, 2013.
And I'm--I mean, do you see things that rosy, that there's enough projects that could make the number of subsea tree orders get that high by that time period?
Mr. Jack Moore:  Jim, I think it really is going to get back to the conviction that these operators have towards price.  The potential is there.
If you look at the list we track on our global tracking system, it's just--you know, it's page after page.  And it's not just big projects.  It's a lot of little twos and threes all over the world that could be very rewarding at certain price economics.
But--so, my guess is it won't be 800 trees in the next five years, but it's going to be a lot bigger number than it is today.  And the rigs coming on-stream over the next two to five years, the deepwater rigs that will be entering our marketplace, definitely going to support the capability to do a lot more than what we're seeing today.
Mr. Jim Crandell:  Great.
Thank you.
Mr. Jack Moore:  Okay.
Operator:  Thank you.
Our next question comes from the line of Bill Herbert with Simmons & Company.  Please proceed with your question.
Mr. Bill Herbert:  Thanks.  Good morning.
Mr. Chuck Sledge:  Morning, Bill.
Mr. Jack Moore:  Morning, Bill.
Mr. Bill Herbert:  I think you've already answered my question, but I'll ask it anyway, by your response with regard to projects slipping to the right.
But, the question is, with regard to DPS revenues for 2010 at this stage, hazarding a guess, do you think that revenues are flattish or down, year-over-year?
Mr. Chuck Sledge:  You know, Bill, we haven't gone through our budgeting process, so I’m really--little hesitant to answer that question.  But, I will tell you, in the project-related Subsea businesses, those revenues will be up quite a bit, and that'll become a more prominent part of the DPS mix in 2010.
Mr. Bill Herbert:  Okay.
And drilling, I would suspect, would be likely lower.  Surface, I couldn't imagine--.
Mr. Chuck Sledge:  --Drilling maybe.
Mr. Bill Herbert:  Yeah.
Mr. Chuck Sledge:  Drilling maybe.
Mr. Bill Herbert:  Okay.
Surface, I wouldn't imagine it would be lower.  Any thoughts on surface?
Mr. Jack Moore:  Depends on the recovery of some of the short-cycle businesses.
Mr. Bill Herbert:  Okay.
And finally, Petroco--?
Mr. Jack Moore:  --We can turn backlog into revenue a lot quicker in Surface than we can some of the major projects.
Mr. Bill Herbert:  Okay.  Well, it doesn't sound that bad, then.
Second line of inquiry, with regard to V&M margins, Chuck, pretty strong showing in the third quarter.  What was the driver of that?  Was it mix, or what?

Mr. Chuck Sledge:  It was that and the "what," as well.  It was mix, and then also it--it's that spot in the cycle where we're able to get a--got a lot out of our supply chain on stuff that was priced, you know, a year ago in the engineered world.
Mr. Bill Herbert:  Okay--.
Mr. Chuck Sledge:  --So--.
Mr. Bill Herbert:  --So, counting on the latter, going forward, probably a bit more tenuous?  And how should we think about margins, going forward?
Mr. Chuck Sledge:  I think probably in the V&M it's a safe bet that they're ultimately going to trend downward.  You've seen what's happened in the backlogs.  And so, the order of magnitude--we're not done with our budgeting process, Bill, but my gut tells me they're going to come down.
Mr. Bill Herbert:  Okay, that's all I have.
Thank you very much.
Operator:  Thank you.
Our next question comes from the line of Robin Shoemaker with Citigroup.  Please proceed with your question.
Mr. Robin Shoemaker:  Thank you.  Good morning.
Mr. Chuck Sledge:  Morning, Robin.
Mr. Jack Moore:  Morning, Robin.
Mr. Robin Shoemaker:  Hi.
I wanted to ask about--you mentioned in your press release the completion of the Romanian facility expansion and your--in terms of your surface equipment plant there.  So, I know there was some strategic kind of re-organization going on there in terms of your--how you address the supply chain issue with this plant.
So, if we think about, you know, the next couple of years, if there is a good, strong recovery in the Surface Equipment market, how well--how are you positioned differently for that versus where you've been?
Mr. Jack Moore:  Robin, this is Jack.  Good question.
And we--we've had the luxury of being in Romania now for close to five years operating a facility we made through an acquisition.  And what we have seen is its access to supply chain, its access to our markets relative to ship, rail or road or truck transportation is exceptional.  So, we feel extremely good about their capability to meet global market to--requirements from that location.
In--from the standpoint of the facility itself, it is absolutely our most state-of-the-art, modern manufacturing facility we've ever built.  It's absolutely amazing.  And from--you know, from our focus on investing in our business based on where we can drive our lowest cost without compromise to quality or delivery, this really is a poster child for that.
Mr. Robin Shoemaker:  Um-hmm.  Okay, good.
On--I just wanted to ask one question as--post- the acquisition of NATCO, you'll still have a very strong balance sheet, liquidity, very, I guess, no net debt.  So, could you comment on, beyond this acquisition, opportunities for further acquisitions in terms of willing sellers, the ability to make any acquisition for cash as opposed to stock, and how you assess that environment today?
Mr. Chuck Sledge:  Yeah, Robin, a couple things.
First of all, my gut tells me, if you're a larger public company acquisition, or even maybe a private equity, you're going to want some stock just to ride the upside.
Secondly--and you're still seeing valuation differences between buyers and sellers. And so, you're going to have to be--in my view, be creative about how you solve that difference, and, you know, you're able sometimes to find a way to skin the cat to make both parties feel comfortable that, (1) they're not paying too much, (2) they're not leaving too much on the table.
So, seen more of a willingness to try to come up with creative structures that create win-wins, so I think over here, the next 12 to 18 months on the smaller acquisitions, you'll probably see a pick-up in the pace.
Mr. Robin Shoemaker:  On the smaller side?
Mr. Chuck Sledge:  Yes.
Mr. Robin Shoemaker:  Yeah.  Okay.
And then, on the--if you resume your share buyback post- this completion of the acquisition, what is your remaining kind of authorization there?  What kind of magnitude or share repurchase authorization do you have, or would you seek?
Mr. Chuck Sledge:  Yeah.

I think we've got, you know, six to eight million shares--can't remember the exact number--on the share repurchase program.  But, you know, when we go through that, we'll go to the Board and get another authorization.
Mr. Robin Shoemaker:  Right.  Right.  Got it.
Thank you.
Mr. Chuck Sledge:  No problem.
Mr. Jack Moore:  Thanks.
Operator:  Thank you.
Our next question comes from the line of Jeff Tillery with Tudor Pickering Holt.  Please proceed with your question.
Mr. Jeff Tillery:  Hi, good morning.
Mr. Jack Moore:  Hello, Jeff.
Mr. Chuck Sledge:  Morning, Jeff.
Mr. Jeff Tillery:  Jack, you discussed pricing on Subsea.  Could you discuss pricing more broadly?  Do you think it's bottomed in some of your shorter cycle businesses?
And then, a question for Chuck is, when do you think kind of the most acute pressure from the pricing discounts is felt?  Is that kind of Q1 of next year?
Mr. Jack Moore:  On the pricing for--I did mention the Subsea side of it, and it's really project-to-project, I think, related.  And we haven't--you know, I will also say, in some areas of our business on Subsea, we--this--we have not seen as much price come into play as is really more the confidence that the customers have in your ability to execute and perform.  And I think that will continue to be the case on a lot of the major projects with a lot of the international oil companies, especially.
On the shorter cycle businesses, it's really a mixed bag.  It's geographically driven, where we have--where we may have a lot of competitors in one geographic market, we'll see a lot more price pressure.  And on the lower pressure-related equipment, we'll see a lot of price pressure.
But, in the high pressure applications, you know, our margins for our surface equipment, for instance, in the high-pressure shale plays is holding up fairly well.  I think, again, customers want to make sure whoever they work with have the capabilities to execute on their work, and it narrows the playing field down quite a bit.
We've seen a lot of price pressure in our Valve markets around the world.  And here we have a little different set of dynamics relative to the competition, not a whole lot of big household names, a lot of family run-type business, a lot of niche players.  So, we tend to see a little more, I guess, challenge--challenges us sometimes to understand what the pricing philosophy is with some of these folks.
But, that's kind of been the case with these markets for a while, so we continue to--you know, I think, continue to wrestle with that.
Mr. Chuck Sledge:  Jeff, as far as the margins and the bottoming of the margins--again, preference all by we haven't seen the roll-up of our budget yet--but remind you that the first quarter is always traditionally, within Cameron, pretty weak compared to the fourth quarter.  And then, I'm not sure exactly how that will play out this year, but absent any unexpected moves in pricing or cost, you know, you'd probably see a bottom in margins some time middle of next year.
Mr. Jeff Tillery:  And then, Jack, just with regards to timing of some of these Subsea projects, one of your competitors, I think it was on a call last week, seemed to indicate they felt the timing was firming on more of these projects.  The way you've talked about it so far, doesn't seem like you're quite there in seeing the timing firm.  Would you agree with that statement?
And then, just how would you characterize, overall, orders for next year in Subsea?  More back-end weighted than front-end at this point?
Mr. Jack Moore:  I would--you know, I would say that we've never been very good at guessing the timing of the major projects.  We've always been more optimistic in terms of when they would be awarded.
So, I don't see anything different in this environment that would tend to change it, other than a lot of the projects--I would probably agree with maybe the consensus out there that a lot of these projects have been on hold and have been sitting for a while, are going to start to roll out.
You know, we--as I said, our list of projects in the queue is growing.  It's not shrinking.  And these projects are going to roll out, I think, sooner than later relative to the number of rigs that are coming on-stream to support both the drilling campaigns and the completion campaigns associated with them.
So, probably a little mixed bag, but I would tend to still say that it's probably back-half weighted in '010 and a much stronger '011, just given, I think, the environment we're in today.

Mr. Jeff Tillery:  And then, my last question, for Q4--so, Q3 book to bill is greater than one for the first time in a while.  If Jack St. Malo hits, do you need any other large projects to hit in Q4 for, you think, book to bill greater than one in Q4?
Mr. Jack Moore:  Well, I would say that, you know, our Q4 is--you know, in anyone's Q4, looking at the timing of any projects is going to be somewhat dependent on these big projects hitting.  But, if Jack St. Malo was to be awarded and Cameron was to win it, I think that would be good for our quarter bookings.
Mr. Chuck Sledge:  Yeah.  That certainly would give us some breathing room on the book-to-bill.
Mr. Jeff Tillery:  Thank you very much, guys.
Mr. Chuck Sledge:  Yeah.
Operator:  Thank you.
Our next question comes from the line of Dan Boyd with Goldman Sachs.  Please proceed with your question.
Mr. Dan Boyd:  Hi.  Thanks.
I'd like to follow up on valves where, not only were margins strong, but revenue was also strong sequentially.  Given that orders are starting to pick up, but you're also potentially fighting some decline maybe in the--from prior orders and backlog flipping a little bit or pricing, but how should we think about the progression of revenue from here?  As distributed valves start to come back, you know, should we expect the revenue to only go up from here?
Mr. Chuck Sledge:  No, we're currently forecasting, Dan, to be quite honest, relatively flat here for a few quarters.
Mr. Dan Boyd:  Okay.
And then, a potential up tick in the back half of next year, which could leave--could actually still keep revenue flattish to slightly up next year - is that correct?
Mr. Chuck Sledge:  It all depends on what happens in the shorter cycle business, and it's too early to call.  We've not seen enough of an increase to probably get you there yet.  But, it all depends on what your forecast is for the back half of the year activity US rig count.
Mr. Jack Moore:  Yeah, Dan, the--you know, we've seen--I think we clearly have seen a bottom with respect to our short cycle businesses.  Just how strong we'll see in terms of it coming off that bottom is unknown.
Keep in mind that a lot of our customers still have a lot of inventory they're working through.  So, as they work through those inventories--and for some, it'll be a longer period of time than others--we'll continue to see that--the bookings in those businesses slowly climb back.  But, it could be at least another couple of quarters.  We're seeing appreciable growth from where we are today.
Mr. Dan Boyd:  Okay.
And, I mean, with flat revenues, when we look at margins, it's really then just the pricing impact rolling through that should impact in there.  Is that just a couple hundred basis points from here of potential down side?
Mr. Chuck Sledge:  Could be, but depends on what happens to cost.  You know, you have not seen--I also point out, Dan, you've not seen in engineered valves the impact of the lower pricing on orders we've taken over the last 12 months.  That has not yet hit the results.  So--.
Mr. Dan Boyd:  --This is--and optimistically speaking, we could keep margins relatively flattish in V&M.
Mr. Chuck Sledge:  No.
Mr. Dan Boyd:  No.  Okay.
Mr. Chuck Sledge:  No, they're gonna trend down.
Mr. Jack Moore:  I think mix with engineered valves is gonna impact that to some degree.
Mr. Chuck Sledge:  Yeah.
Mr. Dan Boyd:  Okay.
And then, just lastly on the Petrobras order, I assume some of the related tools and equipment may have fallen to the fourth quarter.  Can you maybe give us an update of what you've booked in the third and what may have fallen into the fourth?
Mr. Jack Moore:  That's a good point, and what we booked in the third quarter was strictly the trees.
Mr. Chuck Sledge:  Three hundred million.
Mr. Dan Boyd:  Okay.
So, we could see 100 million or a little above that fall into the fourth then to help support orders.
Mr. Jack Moore:  Yeah.

Mr. Dan Boyd:  Okay.
Thanks.  I'll turn it back over.
Operator:  Thank you.
Our next question comes from the line of Geoff Kieburtz with The Weeden Group.  Please proceed with your question.
Mr. Geoff Kieburtz:  Thanks.  Good morning.
Mr. Jack Moore:  Morning, Geoff.
Mr. Chuck Sledge:  Good morning.
Mr. Geoff Kieburtz:  Let's see - remaining questions.
With your comment that you think margins overall will sort of find a bottom in the middle of 2010, does that--I mean, it seems to imply that you don't see a lot of long term margin pressure on the longer cycle businesses.  You talked about pricing pressures in, you know, the longer cycle businesses.  But, with--am I right in thinking that's not so severe?  Otherwise, you might expect a longer pressure on the margins?
Mr. Chuck Sledge:  The one where we have seen pressure in longer cycle is engineered valves.
Mr. Geoff Kieburtz:  Okay.
Mr. Chuck Sledge:  Okay?
So, that's the one that really has seen the most pressure.
Mr. Geoff Kieburtz:  And that's yet to be reflected in the numbers?
Mr. Chuck Sledge:  That is correct.
Mr. Geoff Kieburtz:  Okay.
Mr. Jack Moore:  Keep in mind, too, Jeff, that, you know, yes, we've seen some competitive pressure on margins relative to price.  Don't underestimate the, you know, the impact that we will get from the investments we made back into our manufacturing environment.  And that's helped us a lot.  That's helped us rationalize some of our cost on these projects going forward.
And, you know, our job is to keep as much of that as we can.  But, as we see margins come under pressure from the price standpoint, you know, that is a--that's a wonderful position to be in if you're got a low cost position.
Mr. Geoff Kieburtz:  So, you--your comment about so far being able to cut costs, you know, ahead of pricing, you think you'll be able to largely but not completely continue to achieve that outcome.
Mr. Jack Moore:  Well, we'll continue to push on it, but I still would agree with Chuck's comments is that a lot of the projects we booked in the last 12 months had been at lower prices.
Mr. Geoff Kieburtz:  Right.
Mr. Jack Moore:  And that's gonna flow through our revenue here in the coming 12 months.
Mr. Geoff Kieburtz:  You had mentioned that you booked a stack in the quarter.
Mr. Jack Moore:  We did.  For those of you who do not believe that drilling equipment is still being ordered for deep water, it is.  It's alive and well
Mr. Geoff Kieburtz:  My question was, as you look at the rigs on order, do you have an approximate number of how many are--well, how many of the ones that you have a pretty high confidence being built haven't ordered stacks yet?
Mr. Jack Moore:  Well, I would say there's probably a small handful outside of the Petrobras stacks.  And really, the, you know, the near term future for the deep water new builds is gonna be Petrobras and those that are gonna be awarded those by Petrobras to be built in country.  So, those are the ones I think everyone is really focused on today.
Mr. Geoff Kieburtz:  Sure.  Okay.
And a bit of a technical question - to what degree do you expect NATCO's technology to be an asset in dealing with the CO2 issue in the pre-salt in Brazil?
Mr. Jack Moore:  Well, I think it's significant.  When you look at the work they're doing with Petrobras and have been doing on Cynara membrane technology, which clearly is one of the most sufficient methods of removing C02, it is--it's clearly gonna be a huge advantage once we're able to bring that into Cameron's capabilities, whether it be local content support, marinization ultimately, all those things are clearly gonna be advantageous to the customers relative to having the combination of NATCO in Cameron.  So, it's a huge opportunity.
Mr. Geoff Kieburtz:  Has NATCO done anything in terms of being able to put that technology on the sea bed?
Mr. Jack Moore:  The Cynara membrane technology?  No.
Mr. Geoff Kieburtz:  Okay.  Thank you.

Operator:  Thank you.
Our next question comes from the line of Roger Read with Natixis Bleichroeder.  Please proceed with your question.
Mr. Roger Read:  Yeah, good morning, gentlemen.
Mr. Jack Moore:  Morning, Roger.
Mr. Chuck Sledge:  Morning, Roger.
Mr. Roger Read:  Yeah, real quick, I guess maybe to understand some of what's going on in just the underlying businesses here, whether it's DPS, valves and measurement, etc., aftermarket sales - I mean, is that part of the mix that we're seeing help the margins out?
Mr. Chuck Sledge:  No, I think it's primarily the--what we talked about earlier, which is just ability to get cost out.  That's really what's driving the margin.
Mr. Roger Read:  Okay.
So, are your customers still hesitant to--I mean, you made a comment earlier about, you know, customers have a lot of inventory to work off.  I mean, could that be part of what could impact 2010 - they work the inventory off this year, you start selling more parts next year, which helps margins?
Mr. Chuck Sledge:  That could potentially happen.
Mr. Roger Read:  Okay.
And what would--what does pricing look like along that side?  Is that also under pressure, the way the new equipment is, or does it tend to be more stable over time?
Mr. Jack Moore:  You know, I would just characterize the pricing environment going forward as a little bit of an unknown.  We--in the aftermarket side, you know, it's held up pretty well and it will continue to hold up pretty well.  On new product side, it would tend to, I think, get, you know, get handicapped to some degree by the geography and the--and where it's applied.
Mr. Roger Read:  Okay.
That's all for me.  Thanks.
Operator:  Thank you.  Our next question comes from the line of Mike Urban with Deutsche Bank.  Please proceed with your question.
Mr. Mike Urban:  Thanks.  Good morning.
Mr. Jack Moore:  Morning, Mike.
Mr. Mike Urban:  So, a lot of questions on the margin profile here going forward - I was just wondering if we could kind of wrap this all up, and is it a fair statement to say that the margin decline that you expect overall is somewhat of a foregoing conclusion in the near term given the--what's in the backlog, and then just the mitigating factor in terms of, you know, how steep that is and when it recovers and how sharply it's gonna be a function of the recovery in the short cycle businesses?
Mr. Chuck Sledge:  I think that's a good way to put it.
Mr. Mike Urban:  Okay, good.
And then, kind of a broader question - Jack, you've talked about the investments that you've made in the service business to attack the shale market.  You talked about the transformation in the--or I guess you said reinventing themselves in the compression business.
Are there other opportunities like that, things that you might not have done in the past, things that have not been traditional Cameron businesses that you're targeting in any of your business lines across the portfolio?
Mr. Jack Moore:  Well, I would--I could go through a list of them maybe showing a little bit of our strategic intent going forward.  But, there's--you know, when you look at Cameron's enterprise, it is really amazing with all the capabilities we have when you connect some of the dots.
And I think we've learned this through our shale gas initiatives and some of the other initiatives we've taken on, whether it be focused around LNG or gas storage in other areas of the business and even country specific.  But, there is always gonna be room to improve our market penetration relative to leveraging the Cameron brand.
And that’s' really what a lot of our focus has really been.  The guys have really switched on in the last year as these markets started to turn, you know, how do we really differentiate ourselves relative to not only our competitive landscape, but also just the historical way we've worked.
And some customers are very open to it, and some are still more traditional in how they want to acquire services and products.  So, we'll continue to push it.  I think there's still a lot of opportunity, and we will continue to leverage where we can the Cameron portfolio to exploit it.

Mr. Mike Urban:  So, a lot of the opportunity is in, you know, working across product lines and leveraging that opportunity set.
Mr. Jack Moore:  Absolutely.  I think, you know, we've always talked about the fit, you know, that we enjoy between, you know, wellheads and valves and measurement and compressions.  And why we really love the NATCO story is the separation is, you know, it sits in between all of this and, you know, just how wonderful it's gonna be to have a company that is really big into it that's gonna touch so many other parts of Cameron.
And, you know, we transfer this--you know, as we evolved as a subsea company over the years, all of this evolves to the subsea space.  And marinizing a lot of this technology are things that, you know, we continue to work on collectively.  But, there--you know, you still have to remember that 99 percent of the wells being completed around the world are completed on shore or on off shore platform, and that is still a huge market that we want to be very focused on going forward, as well.
Mr. Mike Urban:  Great.  Thank you.
Mr. Jack Moore:  Thanks.
Operator:  Thank you.
Our next question comes from the line of Stephen Gengaro with Jefferies and Company.  Please proceed with your question.
Mr. Stephen Gengaro:  Thanks.  Good morning, gentlemen.
Mr. Jack Moore:  Morning, Stephen.
Mr. Chuck Sledge:  Morning, Stephen.
Mr. Stephen Gengaro:  Just two quick follow ups - the first, Chuck, you mentioned the drop in the tax rate sequentially.  It sounded like from your comments it should remain at around that level or lower.  Is that a fair conclusion, or are there things which could make it go higher?
Mr. Chuck Sledge:  That's a pretty fair conclusion.  It could always go higher, depending on where the revenue is recognized.  But, our current thinking is that it's not gonna go any higher than it is today.
Mr. Stephen Gengaro:  And can you give us a sense for where it might be next year?  I mean, is the 26 percent range a good guess right now?
Mr. Chuck Sledge:  That's a good guess.  We've got to finish rolling up our budgets, but that's a good starting point.
Mr. Stephen Gengaro:  And then, my second question, and it's--I know it's back to the margins, which you're probably sick of talking about.  But, when you look at the order from Petrobras, do you feel like you have the infrastructure in place down there, A, to execute that around the margin levels we've seen over the last year, or is that gonna be part of what pressures margins going forward?
Mr. Jack Moore:  Stephen, no, we're--this is Jack--we're quite comfortable with where we are.  Again, we've made a lot of investment in Brazil over the last three years to focus on cost internally and optimize our infrastructure.
We have lots of footprint.  We've, you know, we've added a substantial amount of property both in our Taubate facility and our Macae aftermarket facilities over the last couple of years.  We have the ability to expand and, you know, given the campaigns we've had over the last several years of building out facilities, improving facilities, we have a lot of internal horsepower to get that done.
So, we're quite comfortable where we're at in Brazil with both our infrastructure footprint today, our ability to control costs and deliver on the margins we expect to generate down there, and we're happy with it.
Mr. Stephen Gengaro:  And then, just I guess one final follow up on Brazil - any--as we look at the orders coming up there, the subsalt trees, and then also the manifold, you mentioned the subsalt trees.  How do you feel on the manifold side as far as, you know, Cameron's participation in that, and if you were to, sort of how that impacts your capacity down there?
Mr. Jack Moore:  Well, we've--you know, and I've said this probably before.  You know, Cameron has a long track record of building manifolds all over the world.  We've just never done it in Brazil.  We haven't had the, we felt, the competitive cost position to be able to do it, A, to compete, and B, to make money at it.
And we've worked on that the last few years.  Our guys down there have taken this initiative on.  We've put our manifold team in place.  We have put one in place in Brazil to focus on this opportunity.  We are actively bidding this, you know, this current, you know, project that--or the current agreement that Petrobras is putting out there, lots one and two of the manifold bids.

And hopefully, we'll be successful.  If we're not, we'll continue to work it.  And we will be building manifolds in Brazil, you know, one way or the other.  And I would tell you that Brazil and Petrobras are gonna be very anxious for us to get there.
Mr. Stephen Gengaro:  Great.  Thank you.
Mr. Jack Moore:  Thanks.
Operator:  Thank you.
Our next question comes from the line of Joe Gibney with Capital One.  Please proceed with your question.
Mr. Joe Gibney:  Thanks.  Good morning, guys.
Mr. Jack Moore:  Morning, Joe.
Mr. Joe Gibney:  Most of my questions are asked and answered.  Just want to follow up on a few minor points.  On the surface side, certainly encouraging from a plus 30 percent on the bookings front sequentially.  Jack, you mentioned some recovery in the Rockies and certainly some directional trends being positive in the shales.
But, how much of that mix was domestic North America shorter cycle surface versus your international, which is typically more 50 percent of that business?  Just curious on a sequential data what's happening in North America there?
Mr. Jack Moore:  Actually, quite a bit of it was in North America, which was a nice surprise.  And we did pick up some incremental bookings in North Africa and in Europe on a couple of projects.  But, a good chunk of the growth was in North America, and a lot of it was focused in our regions where the shale initiatives have been launched.
Mr. Joe Gibney:  Okay.
Chuck, on the Cap Ex side, just a minor tweak up versus where we were last quarter.  Is this just some incremental spend on machine tool sets and efficiency emphasis as it has been in the past?
Mr. Chuck Sledge:  Yes, it is.
Mr. Joe Gibney:  Okay.
And then, just referencing that back to the V&M side, and certainly you have some pricing implanted here.  We're gonna have some pressure over the next couple quarters.  Do you anticipate getting any kind of a tailwind in the margin side as you roll into a little bit higher run rate out of Romania?  You mentioned in your release you're up and running in October and not quite up to full capacity yet, but any potential benefit there given the efficiencies on [unintelligible] in this facility?
Mr. Chuck Sledge:  Well, the Romanian plant will add some benefit to the margin.  Whether it gets overcome by other factors is still yet to be seen.  But, the margins out of the Romania product versus where we used to make it will be quite a bit better.
Mr. Joe Gibney:  Okay.
And, Jack, every quarter I ask you about compression, and every quarter, they just kill it versus my model here, so these guys executing quite well.  What specifically is happening on the order front that certainly held things in here in a pretty tough environment?  So, it's been pretty surprisingly resilient here.
Mr. Jack Moore:  It is.  And, Joe, you're right.  They surprise me sometimes.  But, I know that they're not satisfied with it, which is always good to have that attitude.
They are--they really focused a lot on international, and I would say that's the key to it.  They've gotten out of their historical focus, which was just a handful of customers in North America, to being much more focused on the international markets.
Mr. Chuck Sledge:  Yeah.  And, Joe, what's driven the really good financial performance this year has been the backlog that they came into the year with.  So, you know, they're doing good things on trying to replace that backlog.  But, as that backlog comes down, they're gonna have to work hard--.
Mr. Joe Gibney:  --Okay--.
Mr. Chuck Sledge:  --And they know that.
Mr. Joe Gibney:  And, Chuck, one last one there - on the cancelations in the quarter, the 16 million, could you repeat for me the backlog at risk and any color on what specifically did come out?
Mr. Chuck Sledge:  Well, okay.  The 16 million of cancellations was primarily in the compression group.
Mr. Joe Gibney:  Okay.
Mr. Chuck Sledge:  The backlog at risk that I spoke about is one we've been speaking about for some quarters, and that's the rigs without contracts.
Mr. Joe Gibney:  Right.

Mr. Chuck Sledge:  That's 178.
Mr. Joe Gibney:  One seventy-eight.
Mr. Chuck Sledge:  So, I think, overall, cancellations have had a virtually nil impact on Cameron this year.
Mr. Joe Gibney:  Good deal.  Thanks, guys.  I'll turn it back.
Operator:  Thank you.
Ladies and gentlemen, as a reminder, if you'd like to ask a question, you may do so by pressing star, one.
Our next question comes from the line of Brian Uhlmer with Pritchard.  Please with your question.
Mr. Brian Uhlmer:  Good morning, gentlemen.
Mr. Jack Moore:  Morning, Brian.
Mr. Brian Uhlmer:  I've got a couple of quick questions.  I'm looking out to 2011.  I'm trying to figure out what kind of capacity you’re gonna have in Southeast Asia and when the Johor expansion's expected to be completed.
Mr. Jack Moore:  Well, as--we will finish our expansion in the Johor facility this year - in fact, just pretty darn close to being finished now.  And so, my expectation is between now and January, it will be complete.
So, we'll have the--we'll have ample capacity there to support that market from a deep water standpoint.  And as you may or may not know, we've had infrastructure in Singapore for quite some time.  And we have quite a bit of capability there from the surface to support the surface markets there as well as Potom.
And then, our facilities in Australia really are supporting our aftermarket facilities there, which will be beneficial to us.
And the other thing is we picked up a--I talked briefly about it, but we did pick up an acquisition in Australia for our process valve markets, a company called Geographe that's very well positioned in Australia and really supports all of that Asian market from an aftermarket standpoint for valves, which we intend to leverage in a few other arenas.
Mr. Brian Uhlmer:  Okay.
From the subsea side, can you send overflow capacity from Johor down to Singapore, and have you been doing that?
Mr. Jack Moore:  Really, the reason we built Johor is to get it out of Singapore and focus, you know, the--focus their attention 100 percent on subsea.  So, where we've been able to--we've actually moved product from leads and primarily to Johor--.
Mr. Brian Uhlmer:  --Okay--.
Mr. Jack Moore:  --Supported it.
Mr. Brian Uhlmer:  All right.  You've already started that.
Mr. Jack Moore:  Yes.
Mr. Brian Uhlmer:  Good deal.
Is there kind of a capacity number you can throw out in terms of trees per year, you know, plus or minus some range?
Mr. Jack Moore:  I'd say it depends on what tree--on what the tree looks like.  But, you know, as we said, it's probably somewhere between 175 and 200 and company-wide, company-wide.
Mr. Brian Uhlmer:  Oh, that's company-wide, yeah.
Mr. Jack Moore:  Not just in Johor.  That number in Johor is probably 40 to 50 today.
Mr. Brian Uhlmer:  Forty to 50.
Mr. Jack Moore:  But, it, you know, it can flex, given the type of tree it is.
Mr. Brian Uhlmer:  Good deal.
That really answers all my questions.  Thanks a lot, guys.
Operator:  Thank you.
Our next question comes from the line of David Griffus with Copia Capital.  Please proceed with your question.  David Griffus, your line is now live.
Mr. David Griffus:  Hey.  Good morning, guys.  Thank you.
Mr. Jack Moore:  Morning, David.
Mr. Chuck Sledge:  Morning, David.

Mr. David Griffus:  I had a quick question about your exposure to Mexico.  I guess, one, the--how much is it, and then, you know, two, you know, do you have an outlook for that market in the upcoming year?
Mr. Jack Moore:  Well, Mexico for us is--we're not a turnkey player there, so some of the questions around Chicontepec and how that may evolve over the coming years--while we would be an interested party, some of that work is being supported on a turnkey basis by competitors.  So, that we don’t have as much exposure to.
But, in overall Mexico, we have a fairly active operation down there in Vera Cruz where we manufacture a lot of the surface wellhead that's being consumed in country.  We've had a very active position there for many, many years.  We've got a very good relationship with PEMEX, and as well as some of the other--a few of the operators there that have been working turnkey - Schlumberger, for instance.
And so, we feel very fortunate to be in that position and also in a good position in terms of how their business will move forward.  Mexico is gonna struggle to keep production moving.
You saw our announcement with Petreco and our processing systems business down there.  That's got a lot of potential future that I think you're gonna see a lot of that technology being applied in these old fields.  And we're, you know, we're gonna be actively pursuing that.
Mr. David Griffus:  Great.  That's all I had for you.  Thank you.
Operator:  Thank you.
Our next question comes from the line of Brad Handler with Credit Suisse.  Please proceed with your question.
Mr. Brad Handler:  Thanks, guys.  Good morning.
Mr. Jack Moore:  Morning, Brad.
Mr. Chuck Sledge:  Morning, Brad.
Mr. Brad Handler:  You mentioned early on in the call some success in India and China, and I guess I was just hoping to draw out some more from you on that and the prospects over the next couple of quarters for more orders.  So, maybe you could speak to that broadly.
Mr. Jack Moore:  Well, primarily, it's been in the, you know, it's been in the valve and it's been in our compression side of the business.  The infrastructure there, that pipeline infrastructure as well as gas processing and receiving terminals, it's probably been the most active market for Cameron in the last 12 months relative to the infrastructure type pieces of business.  And a lot of that is just the money that they're pouring back into their local economies.
And so, we've been in a good position there.  We've, you know, we've moved some of our manufacturing capacity over the years into China directly to position ourselves to support the local markets for those kind of activities, and that's paid off.
As far as on the oil and gas side, I think, you know, it will continue to be, you know, driven by the pricing environment that we see.  So, I would say that we'll--you know, we're in a good position to participate on that end of the market, but I think it's gonna be, you know, probably not as robust as we've seen on the infrastructure side.
 Mr. Brad Handler:  I'm sorry.  Is it lower end applications, and so you're seeing more price competition from local suppliers?
Mr. Jack Moore:  Well, I think that's true.  You know, on the real shallow well environment, especially in China, you know, a lot of the local suppliers support that market.  It's just not one that Cameron has been focused on and could be competitive on.  So, that's kind of been the situation with it.
Mr. Brad Handler:  Okay.
Just to stick with it for one more follow up, in terms of the pipeline and the gas processing, presumably, these are multi-year opportunities, or was there sort of a big slug that has gone through and you've won your allotted share, and perhaps, now your attention moves to the oil and gas side?
Mr. Jack Moore:  No, I think, you know, it's a good story that's gonna continue to evolve.  You know, they continue to build out their infrastructure.  It's not a one shot deal for them.
Mr. Chuck Sledge:  If you look at--I'll add, if you look at some of the industry forecasts, they look a lot like the Quest data--.
Mr. Jack Moore:  --Yeah--.
Mr. Chuck Sledge:  --That hockey stick's quite large, but it does tend to slip to the right.
Mr. Brad Handler:  Got it, got it, okay.
Unrelated follow up - on the Petrobras rig awards, as you mentioned, a lot of that as it relates to your stacks, what are you doing, what do you need to do to best position yourself for that--for those opportunities as they roll through, and how do you see your potential there?

Mr. Jack Moore:  Well, the award of the stack in this quarter was for Sevan.  It wasn't in Brazil.  But, it may ultimately be going to Brazil, but time will tell.
As far as Brazil itself, you know, what's really gonna drive, I think, the--and I look at this from a long term view is really companies' ability to support them locally.  Cameron has been in Brazil quite a long time.  We're one of the very few companies that support our own drilling equipment in country and the only ones directly that do that.
And I think that is, you know, that's set very well not only with Petrobras, but with the local rig contractors.  You know, Cameron is there in their own backyard with their own--you know, with our capabilities to completely support all of their needs from a drilling support aspect.
As far as the new build contracts, there's only two companies that are on the ASL and that's NOV and Aker with Maritime Hydraulics.  And we have been working closely with Maritime Hydraulics over the years, have worked with them to support many of the new build stacks that are going to various parts of the world, and we'll continue to work with them in this environment, as well, as we move forward.
Mr. Brad Handler:  How do you position your rig--essentially, the Aker, your partnered rig design, how do you kind of insert yourself in that process, or does Petrobras do that insertion for you?
Mr. Jack Moore:  No, I--you know, we have jointly worked very closely together for the last several years to, you know, leverage the best that we both bring.  And that's just through a lot of cooperation and collaboration with our mutual teams.  That's not really driven by Petrobras.
Mr. Brad Handler:  Okay.  Makes sense.
Thanks, guys.  That's all for me.
Mr. Jack Moore:  Okay.
Operator:  Thank you.
Ladies and gentlemen, we have no further questions at this time.  I'd like to turn the floor back to management.
Mr. Scott Amann:  Okay.
Thank you, Everett, and thanks to all of you for joining us this morning.
Operator:  Ladies and gentlemen, this concludes today's teleconference, and you may disconnect your lines at this time.  Thank you for your participation.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which has been mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger are set forth in NATCO’s proxy statement filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.